P.E. 2/21/02



02016615

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For February 21, 2002

MILLICOM INTERNATIONAL CELLULAR S.A.
(Translation of Registrant's Name Into English)

75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
011 352 27 759 101
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

Total Pages = 14

INDEX TO EXHIBITS

Item

1. Press release dated February 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.

Date: February 21, 2002

By ______________________

Name: Marc Beuls
Title: President & Chief Executive Officer

MIC

MILLICOM INTERNATIONAL CELLULAR SA

FOR IMMEDIATE RELEASE
February 19, 2002

MILLICOM INTERNATIONAL CELLULAR SA ANNOUNCES SOLID OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

- **35% Annualized Increase in Proportional Cellular Subscribers to 2.7m(ii)***
- **22% Increase in Revenue(i)***
- **19% Increase in EBITDA(i)***
- **68% Annualized Increase in Prepaid Minutes***
- **37% Annualized Revenue growth in Sanbao Telecom(i)**
- **51% Fourth Quarter Revenue growth in Africa**

New York, London and Luxembourg – February 19, 2002 – Millicom International Cellular SA (Nasdaq Stock Market: MICC), the global telecommunications investor, today announced results for the quarter and twelve months ended December 31, 2001.

Financial summary for the year ended December 31, 2001 and 2000
Including divested operations

	2001 incl. El Salvador*	2001 excl. El Salvador**	2000	Change incl.	Change excl.
Worldwide subscribers: (ii)					
- proportional cellular	2,698,619	2,436,409	2,005,784	35%	22%
- gross cellular	3,741,136	3,366,551	2,909,961	29%	16%
US$ '000					
Revenue	686,248	644,570	570,840	20%	13%
Operating profit before depreciation and amortization, EBITDA (iii)	275,289	259,252	229,133	20%	13%
Profit before financing and taxes, EBIT (iv)		73,743	568,706		
(Loss) profit for the period		(138,053)	355,388		
(Loss) profit per common MIC share (US$)		(2.82)	7.28		
Weighted average number of shares (thousands)		48,943	48,820		

(i) *Excluding divested operations*
(ii) *Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest. Subscriber figures do not include divested operations or the subscribers of Tele2 AB, in which MIC has a 12.7% interest.*
(iii) *EBITDA; operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of revenues, sales and marketing costs, and general and administrative costs from revenues.*
(iv) *In September 2000, MIC completed the sale of its investment in SEC to Tele2 AB realizing a book gain on the transaction of $610 million*

* *These figures include the El Salvador operation, which has been excluded from the financial statements (see below)*

** *Due to local issues in El Salvador, MIC has temporarily discontinued consolidating El Salvador with effect from May 2001*

Marc Beuls, MIC's President and Chief Executive Officer stated:

"Proportional cellular subscribers grew by over 35% in 2001 illustrating the resilience of emerging markets in what has become a more challenging economic climate. Revenues also performed well growing by 22% over the year and the company maintained impressive EBITDA margins of over 40%, showing the efficiency of our operations. Sanbao Telecom was the strongest performer in 2001 and offers great opportunities for the coming years, given its low penetration rates and high populations under license. In the course of 2001 MIC considerably strengthened its Balance Sheet by reducing the debt at the operating company level by $36 million and refinancing $175 million of short term corporate debt for three years on improved terms and conditions. For the consolidated figures the results since May for El Salvador have been temporarily excluded, because of a disagreement over the terms of the sale of the shares of the local shareholders to MIC."

FINANCIAL AND OPERATING HIGHLIGHTS

Including El Salvador

- Subscriber growth excluding divested operations:
  - An annualized increase in worldwide proportional cellular subscribers of 35% to 2,698,619 as at December 31, 2001
  - An annualized increase in worldwide gross cellular subscribers of 29% to 3,741,136 as December 31, 2001
  - In the fourth quarter of 2001 MIC added 263,610 net new cellular subscribers
  - An annualized increase in proportional prepaid subscribers of 47% to 2,181,379 as at December 31, 2001
  - MIC's high-speed wireless data operations recorded a combined total of 21,128 subscribers at December 31 2001, representing an increase of 180% from December 31, 2000
- Financial highlights excluding divested operations:
  - Revenue grew 22% in the year ended December 2001 relative to the year ended December 2000
  - Revenue grew 8% in the fourth quarter of 2001 relative to the fourth quarter of 2000
  - MIC Africa recorded revenue growth of 51% in the fourth quarter of 2001, relative to the fourth quarter of 2000
  - Sanbao Telecom recorded revenue growth of 37% in the twelve months ended December 2001, relative to the twelve months ended December 2000
  - EBITDA increased by 19% for the year ended December 2001, compared to the year ended December 2000.
  - EBITDA increased by 9% in the fourth quarter of 2001 compared to the fourth quarter of 2000
  - The Group EBITDA margin for the year is 40%; removal of negative margins on high-speed wireless data operations would increase the Group margin to over 41%
- Total cellular minutes increased by 49% for the twelve months ended December 2001, compared to the same period in 2000 with prepaid minutes increasing by 68% in the same period
- In September 2001 MIC sold its 24.5% holding in SkyCell Communications Limited, the Indian cellular company operating in Madras (now known as Chennai), to Bharti Tele-Ventures Limited, realizing a book gain of $28.4 million.
- In October 2001, under the terms of the 1993 merger agreement between Millicom International Cellular S.A. and Millicom Incorporated, MIC announced the issue of 374,521 shares of common stock to former shareholders of Millicom Incorporated.

5

- On November 30, 2001, MIC completed the sale of its Russian assets (FORA Telecom B.V.) to Tele2 for 2,461,449 Class B shares of Tele2 at an issue price of 345 SEK per share. This amounted to $80 million and it is expected that a further $30 million will be received during 2002 following the award of GSM spectrum in four more cities.

- In December 2001 MIC secured a new loan facility for approximately $175 million with TD Securities. The new facility is for three years and replaces the previous corporate facility, which expired on December 21, 2001.

REVIEW OF OPERATIONS

Including El Salvador

SUBSCRIBER GROWTH

Excluding divested operations

During the twelve month period ended December 31, 2001, MIC's gross worldwide cellular base grew by 29% to 3,741,136 cellular subscribers from 2,909,961. Proportional cellular subscribers grew by 35% to 2,698,619 at December 31, 2001 from 2,005,784 subscribers at the end of December 2000. In the twelve months ending December 2001, MIC's worldwide operations added 692,835 net new subscribers on a proportional basis.

For the Group there was an increase in total minutes of 49% in the twelve months ended December 31, 2001 relative to the comparable period of 2000 with the increase in prepaid minutes being a substantial 68%.

Within the 2,698,619 proportional cellular subscribers reported at the end of the fourth quarter, 2,181,379 were prepaid customers, representing a 47% increase on the 1,485,683 proportional prepaid subscribers recorded at the end of December 2000. Prepaid subscribers currently represent 81% of gross reported proportional cellular subscribers.

The most significant numerical regional increase in the twelve months ended December 2001 was seen in Latin America, where 350,549 net new proportional subscribers were added.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2001

Including divested operations

Total revenues for the three months ended December 2001 were $167.6 million, compared to $160 million for the same period of 2000, an increase of 5%.

Strong revenue growth of 51% was experienced in Africa for the fourth quarter of 2001 compared to the fourth quarter of 2000, primarily due to growth and expansion in Tanzania and Sierra Leone. Sanbao Telecom experienced revenue growth of 11% for the fourth quarter of 2001 with the strongest growth in Vietnam. MIC Latin America recorded revenue growth of 3% including El Salvador, for the fourth quarter of 2001 relative to the fourth quarter of 2000 with the strongest growth recorded in Honduras.

MIC Systems saw a decrease in revenues for the fourth quarter of 2001 compared to the same period in 2000, reflecting the negative effect of exchange rate fluctuations but also reduced roaming as a consequence of the atrocities in the USA in September. In the three months ended December 31, 2001 MACH handled approximately 1.1 billion call records but in 2002 to date, it is evident that roaming is showing a strong recovery with 10% more billed records being handled in January than in December.

EBITDA increased by 8% to $67.7 million in the fourth quarter of 2001, including El Salvador, compared to $62.5 million in the comparable period of 2000. In the fourth quarter Africa experienced an increase in EBITDA of 60% to $3.3 million from the same period in 2000 and EBITDA for Sanbao increased by 17% to $24.5 million compared to the fourth quarter of 2000. EBITDA for Latin America declined by 6%, reflecting regional uncertainty in South America, to $36.3 million including El Salvador for the fourth quarter on an annualized basis. EBITDA for MIC Systems increased by 10% to $2.7 million for the quarter compared to the fourth quarter of 2000.

The Group EBITDA margin remained resilient at 40% but if the impact of negative margins for the high-speed wireless data operations had been excluded, the Group EBITDA margin would have been 41% demonstrating the underlying strength and efficiency of the cellular operations.

FINANCIAL RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

Including divested operations

Total revenue for the year ended December 2001 was $686.2 million, including El Salvador, compared to $570.8 million for the same period of 2000, an increase of 20%. (22% excluding divested operations).

Total revenues in the year ended December 2001, relative to the comparable period of 2000, increased by 34% to $205.6 million for Sanbao Telecom, the main impetus coming from Vietnam which is the largest operation in the Asian region, and by 34% to $45.3 million for MIC Africa, where Tanzania and Senegal performed strongly. Exceptional events in both Asia and Africa, including the impact of the anti-terrorist campaign (Pakistan) and two lightning strikes on the network in Ghana, undermined performance. Total revenues for MIC Latin America increased by 14% to $357 million including El Salvador, with the operations in Central America showing more positive trends than in Southern America where economic uncertainty has held back growth. Revenues for MIC Systems decreased by 8% in the twelve months ended December 2001 relative to the same period of 2000, although it processed 11% more data. MIC Systems suffered due to increased competition, a greater percentage of low margin national roaming business, and, in the latter part of 2001, the impact of reduced international travel.

EBITDA increased to $275.3 million in the twelve months ended December 2001 including El Salvador, compared to $229.1 million, in the comparable period of 2000, an increase of 20%. Sanbao Telecom recorded an increase in EBITDA of 31% to $95.4 million whilst MIC Latin America recorded an increase of 16% to $151.6 million including El Salvador. EBITDA for MIC Africa increased by 12% whilst EBITDA for MIC Systems decreased by 6% from the record level in 2000.

SUBSEQUENT EVENTS

In January 2002, MIC was awarded a nationwide license to provide GSM wireless telephony in the Lao People's Democratic Republic (Laos). MIC has been awarded frequencies for a GSM 900 and GSM 1800 network and will develop its services in a joint venture with The Ministry of Communications, Transports, Posts and Construction of the Lao PDR.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 19 cellular operations and licenses in 18 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 488 million people. In addition, MIC operates the world's largest GSM clearing house and has licenses to provide high-speed wireless data services in eight countries. MIC also has a 12.7% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 15 million people in 21 countries. The Company's shares are traded on the Nasdaq Stock Market under the symbol MICC.

CONTACTS:

Marc Beuls — **Telephone: +352 27 759 101**
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Worcester — **Telephone: +352 27 759 101**
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best — **Telephone: +44 20 7321 5010**
Investor Relations
Shared Value Ltd, London

Visit our web site at **http://www.millicom.com**

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 17:00 Luxembourg time / 11:00 New York time, on Tuesday, February 19, 2002. The dial-in number is: +44 (0)20 8781 0598 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 48 hours, commencing immediately after the live call has finished, on +44 (0)20 8288 4459, access code: 670592.

APPENDICES

- **Consolidated statements of profit and loss for the three months ended December 31, 2001 and 2000**
- **Consolidated statements of profit and loss for the year ended December 31, 2001 and 2000**
- **Consolidated balance sheets as at December 31, 2001 and 2000**
- **Consolidated statements of cashflows for the year ended December 31, 2001 and 2000**
- **Consolidated statements of changes in shareholders' equity for the year ended December 31, 2001 and 2000**
- **MIC quarterly analysis by region**

Millicom International Cellular S.A.

Consolidated statements of profit and loss for the three months ended December 31, 2001 and 2000

	Quarter ended December 2001 (including El Salvador) (Unaudited) US$ '000	Quarter ended December 2001* (excluding El Salvador) (Unaudited) US$ '000	Quarter ended December 2000 (Unaudited) US$ '000
Revenues	167,578	150,800	160,024
Operating expenses			
Cost of revenues (excluding depreciation and amortization)	(46,799)	(42,002)	(43,369)
Sales and marketing	(24,800)	(21,995)	(26,800)
General and administrative expenses	(28,261)	(25,327)	(27,342)
Corporate and license acquisition costs		(4,649)	(3,836)
Write-down of assets, net		(20,838)	(976)
Depreciation and amortization		(38,811)	(36,465)
Operating (loss) profit		(2,822)	21,236
(Loss) on exchange and disposal of investments		(10,223)	(3,419)
Loss from associate companies		(3,112)	-
(Loss) profit before financing and taxes		(16,157)	17,817
Interest expense		(53,665)	(52,506)
Interest income		5,237	6,578
Other income		3,521	0
Charge for financial instruments		(593)	0
Exchange gain (loss), net		678	(3,652)
Loss before taxes		(60,979)	(31,763)
Taxes		(6,863)	(8,078)
Loss after taxes		(67,842)	(39,841)
Minority interest		(4,332)	1,179
Loss for the quarter		(72,174)	(38,662)
Loss per common share (US$)		(1.47)	(0.79)
Weighted average number of shares outstanding in the period (in thousands)		49,174	48,865

* *The quarter ending December 2001 reflects the de-consolidation of El Salvador and its being accounted for as an associate company under the equity method. El Salvador was previously proportionally consolidated in the second and third quarters. The impact of the reversal of El Salvador's results between May and the end of Q3 2001 is a Revenue reduction of $24.9 million and EBITDA reduction of $9.8 million from the results reported at the end of Q3.*

NB. As a consequence of IAS 39, both negative and positive changes in market value of the investment in Tele2 AB have been reflected in the shareholders' equity under the caption "revaluation reserve". However, for the nine month period ended September 30, 2001, negative changes below original acquisition cost totalling $287.6 million were recorded in the statement of profit and loss; this has been reversed through the revaluation reserve. In the fourth quarter, this investment has recovered $226.3 million of its market value. Therefore, for the twelve month period, the market value of the investment has decreased by $61.3 million, as reflected in the revaluation reserve.

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the year ended December 31, 2001 and 2000

	Total 2001 (including El Salvador) (Unaudited) US$ '000	Total 2001 (excluding El Salvador) (Unaudited) US$ '000	Total 2000 (Audited) US$ '000
Revenues	686,248	644,570	570,840
Operating expenses			
Cost of revenues (excluding depreciation and amortization)	(197,357)	(185,253)	(158,032)
Sales and marketing	(102,732)	(95,463)	(88,097)
General and administrative expenses	(110,870)	(104,602)	(95,578)
Corporate and license acquisition costs		(25,271)	(30,938)
Write-down of assets, net		(23,068)	(111,871)
Depreciation and amortization		(153,174)	(136,947)
Operating profit (loss)		57,739	(50,623)
Gain on exchange and disposal of investments		19,116	662,507
Loss from associate companies		(3,112)	(43,178)
Profit before financing and taxes		73,743	568,706
Interest expense		(209,912)	(196,002)
Interest income		22,768	28,395
Other income		11,596	0
Charge for financial instruments		(9,914)	0
Exchange loss, net		(17,313)	(23,015)
(Loss) profit before taxes		(129,032)	378,084
Taxes		(8,217)	(26,264)
(Loss) profit after taxes		(137,249)	351,820
Minority interest		(804)	3,568
(Loss) profit for the year		(138,053)	355,388
Basic (loss) earnings per common share (US$)		(2.82)	7.28
Weighted average number of shares outstanding in the period (in thousands)		48,943	48,820
Diluted (loss) earnings per common shared (US$)		(2.82)	7.18
Weighted average number of shares and diluted potential common shares (in thousands)		48,943	49,501

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2001 and 2000

	Dec 31, 2001 (Unaudited) US$ '000	Dec 31, 2000 (Audited) US$ '000
Assets		
Fixed assets		
Intangible assets		
Goodwill, net	52,575	54,981
Licenses, net	164,541	201,124
Deferred costs and other non-current assets, net	20,712	34,858
Tangible assets, net	512,236	577,501
Financial assets		
Investment in securities	671,802	11,114
Investment in associate company	52,858	-
Pledged deposits	47,404	30,679
Deferred taxation	3,785	712
Total fixed assets	1,525,913	910,969
Current assets		
Investment in securities	0	800,070
Inventories	12,932	18,507
Debtors		
Trade debtors, net	136,078	136,682
Amounts due from joint ventures	46,001	32,367
Amounts due from affiliates	9,258	7,245
Prepaid and accrued income	27,228	33,575
Other current assets	35,800	57,284
Time deposits	21,444	30,947
Cash and cash equivalents	56,276	94,921
Total current assets	345,017	1,211,598
Total assets	1,870,930	2,122,567

h

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2001 and 2000

	Dec 31, 2001 (Unaudited) US$ '000	Dec 31, 2000 (Audited) US$ '000
Shareholders' equity and liabilities		
Shareholders' equity		
Share capital and premium	281,989	278,990
Treasury stock	(52,033)	(52,041)
Legal reserve	4,256	907
Retained profit (loss) brought forward	80,334	(226,441)
(Loss) profit for the period	(138,053)	355,388
Revaluation reserve	(61,325)	17,736
Currency translation reserve	(46,274)	(33,348)
Total shareholders' equity	68,894	341,191
Minority interest	10,262	7,672
Liabilities		
Liabilities due after more than one year		
Deferred taxation	20,507	41,315
Corporate subordinated debt	954,601	911,315
Other debt and financing	347,475	170,040
	1,322,583	1,122,670
Liabilities due within one year		
Other debt and financing	153,898	370,484
Trade creditors	109,739	126,349
Amounts due to shareholders	7,158	6,253
Amounts due to affiliated companies	18,800	2,094
Financial liability	36,365	-
Accrued interest and other expenses	57,981	52,526
Other current liabilities	85,250	93,328
	469,191	651,034
Total liabilities	1,791,774	1,773,704
Total shareholders' equity and liabilities	1,870,930	2,122,567

Millicom International Cellular S.A.
Consolidated statements of cash flows
for the year ended December 31, 2001 and 2000

	Dec 31 2001 (Unaudited) US$ '000	Dec 31 2000 (Audited) US$ '000
Net cash provided by operating activities	107,547	121,069
Cash flow from investing activities	(180,235)	(188,113)
Cash flow from financing activities	42,257	124,657
Cash effect of exchange rate changes	(8,214)	(775)
Net (decrease) / increase in cash and cash equivalents	(38,645)	56,838
Cash and cash equivalents, beginning	94,921	38,083
Cash and cash equivalents, ending	56,276	94,921

Millicom International Cellular S.A.
Consolidated statement of changes in shareholders' equity
for year ended December 31, 2001 and 2000

	Dec 31 2001 (Unaudited) US$ '000	Dec 31 2000 (Audited) US$ '000
Shareholders' equity at January 1, as previously reported	341,191	294,829
Effect of adopting IAS 39, financial instruments	(45,264)	-
Shareholders' equity at January 1, as restated	295,927	294,829
Share options issued	8	4,571
Shares issued	2,999	0
Net (loss) profit in period	(138,053)	355,388
Movement in marketable securities valuation	(79,061)	(316,042)
Movement in currency translation reserve	(12,926)	2,445
Shareholders' equity	68,894	341,191

Millicom International Cellular S.A.
Quarterly analysis by region

	01 Q4	01 Q3	01 Q2	01 Q1	00 Q4
Gross cellular subs					
Sanbao Telecom	**1,399,656**	1,248,900	1,145,313	1,059,208	969,894
MIC Latin America*	**2,076,953**	1,984,908	1,916,579	1,894,071	1,759,014
MIC Africa	**264,527**	243,718	240,497	211,378	181,053
	3,741,136	3,477,526	3,302,389	3,164,657	2,909,961
Divested	**0**	231,532	291,558	257,966	237,226
Total	**3,741,136**	3,709,058	3,593,947	3,422,623	3,147,187
Prop cellular subs					
Sanbao Telecom	**878,779**	787,964	713,297	644,065	588,776
MIC Latin America*	**1,647,809**	1,584,208	1,533,083	1,441,731	1,297,260
MIC Africa	**172,031**	161,080	159,943	141,068	119,748
	2,698,619	2,533,252	2,406,323	2,226,864	2,005,784
Divested	**0**	123,695	129,771	113,440	105,073
Total	**2,698,619**	2,656,947	2,536,094	2,340,304	2,110,857
Revenue (US$ '000)					
Sanbao Telecom	**49,068**	51,728	53,809	50,969	44,381
MIC Latin America*	**91,333**	88,734	87,882	89,050	88,950
MIC Africa	**11,719**	11,467	11,145	10,992	7,744
MIC Systems	**5,921**	7,464	6,228	6,308	6,425
Other	**2,369**	3,431	2,985	1,868	929
Sub-total	**160,410**	162,824	162,049	159,187	148,429
Divested	**7,168**	12,196	11,807	10,607	11,595
Total	**167,578**	175,020	173,856	169,794	160,024
EBITDA (US$ '000)					
Sanbao Telecom	**24,456**	23,799	24,065	23,080	20,895
MIC Latin America*	**36,341**	38,976	38,401	37,918	38,560
MIC Africa	**3,280**	3,042	3,405	3,950	2,046
MIC Systems	**2,732**	3,499	2,585	2,496	2,492
Other	**(1,286)**	(1,411)	(3,109)	(2,323)	(3,742)
Sub-total	**65,523**	67,905	65,347	65,121	60,251
Divested	**2,194**	2,794	3,442	2,962	2,262
Total	**67,717**	70,699	68,789	68,083	62,513

* Including El Salvador